UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant’s name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the nine months ended September 30, 2024 and the unaudited consolidated financial statements of Golar LNG Limited (the “Company” or “Golar”) as of and for the nine months ended September 30, 2024.

The information contained in this report on Form 6-K (this “Report”) is hereby incorporated by reference into the Company’s registration statement on Form F-3 ASR (File No. 333-271027), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: November 27, 2024	By:	/s/ Eduardo Maranhão
	Name:	Eduardo Maranhão
	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this Report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Report, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “projected,” “plan,” “potential,” “continue,” “will,” “may,” “could,” “should,” “would,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) with BP Mauritania Investments Limited, a subsidiary of BP p.l.c (“bp”), entered into in connection with the Greater Tortue Ahmeyim Project (the “GTA Project”), including the commissioning and start-up of various project infrastructure such as the floating production, storage and offloading unit. Delays could result in incremental costs to both parties to the LOA, delay floating liquefaction natural gas vessel (“FLNG”) commissioning works and the start of operations for our FLNG Gimi (“FLNG Gimi”);
•our ability to meet our obligations under our commercial agreements, including the liquefaction tolling agreement (the “LTA”) entered into in connection with the FLNG Hilli (“FLNG Hilli”);
•our ability to meet our obligations with Pan American Energy (“PAE”) in connection with the recently signed agreement on FLNG deployment in Argentina, and their ability to meet its obligations with us;
•that an attractive deployment opportunity, or any of the opportunities under discussion for the Mark II FLNG (“MK II FLNG”), will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose us to losses on our investment in the liquified natural gas (“LNG”) carrier long-lead items, engineering services and yard payments to date, as well as to termination fees. Assuming a satisfactory contract is secured, changes in project capital expenditures, foreign exchange and commodity price volatility could have a material impact on the expected magnitude and timing of our return on investment;
•changes in our ability to retrofit vessels as FLNGs;
•changes in our ability to obtain additional financing or refinance existing debts on acceptable terms or at all, including our ability to obtain remaining credit approvals and conclude documentation, both of which are precursors to closing the currently contemplated FLNG Gimi refinancing;
•failure of shipyards to comply with schedules, performance specifications or agreed prices;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•increased tax liabilities in the jurisdictions where we are currently operating or have previously operated;
•global economic trends, competition and geopolitical risks, including impacts from the 2024 U.S. presidential election, the length and severity of future pandemic outbreaks, inflation and the ongoing conflicts in Ukraine and the Middle East, potential for trade wars or conflict between the U.S. and China, attacks on vessels in the Red Sea and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commissioning works, the operations of our charterers and customers, our global operations and our business in general;
•continuing volatility in the global financial markets, including but not limited to commodity prices, foreign exchange rates and interest rates;

•changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
•changes in the availability of vessels to purchase and in the time it takes to build new vessels or convert existing vessels and our ability to obtain financing on acceptable terms or at all;
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our future projects and other contracts to which we are a party;
•our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining equity method investments on a timely basis or at all;
•increases in operating costs as a result of inflation, including but not limited to salaries and wages, insurance, crew provisions, repairs and maintenance, spares and redeployment related modification costs;
•changes in our relationship with our equity method investments and the sustainability of any distributions they pay us;
•claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc. (“NFE”), Energos Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Snam S.p.A. (“Snam”);
•the ability of NFE, Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
•changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;
•changes to rules on climate-related disclosures as required by U.S. Securities and Exchange Commission (the “Commission”), including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
•changes in the supply of or demand for LNG or LNG carried by sea for LNG carriers or FLNGs and the supply of natural gas or demand for LNG globally;
•a material decline or prolonged weakness in tolling rates for FLNGs;
•actions taken by regulatory authorities that may prohibit the access of FLNGs to various ports; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2023, filed with the Commission on March 28, 2024 (the “2023 Annual Report”).

We caution readers of this Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this Report are made only as of the date of this Report, and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2024 and 2023. Throughout this Report, unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us” and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or to all such entities. References to “Avenir” refer to our affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. References to “NFE” refer to New Fortress Energy Inc. (Nasdaq: NFE), the third-party purchaser of our former affiliates, Golar LNG Partners LP and Hygo Energy Transition Ltd, which acquisition closed on April 15, 2021. References to “CoolCo” refer to Cool Company Ltd (Euronext Growth/NYSE: CLCO) and to any one or more of its subsidiaries. Unless otherwise indicated, all references to “USD” and “$” in this Report are to U.S. dollars. You should read the following discussion and analysis together with the unaudited consolidated financial statements and related notes included elsewhere in this Report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our 2023 Annual Report.

Overview

Our strategy is to provide market leading FLNG solutions through the design, conversion, ownership and operations of marine infrastructure that turns natural gas into LNG. We offer gas resource holders a proven solution to monetize stranded gas reserves. Our industry leading FLNG operational track record and FLNG growth prospects allow gas resource holders, developers and customers a low-cost, low-risk, quick-delivering solution for natural gas liquefaction.

Recent and Other Developments

In addition to the other information set forth in this Report on Form 6-K, please see “Item 5 - Operating and Financial Review and Prospects - Significant Developments since January 1, 2024” of our 2023 Annual Report.

Since September 30, 2024, certain recent and other developments that have occurred are as follows:

•20-year FLNG deployment project with PAE

In July 2024, Golar and PAE entered into definitive agreements for a 20-year FLNG deployment project in Argentina. The project will tap into the Vaca Muerta shale deposit in the Neuquén Basin, the world's second largest shale gas formation and is expected to commence LNG exports within 2027. The definitive agreements are subject to the satisfaction of defined conditions precedent and works are progressing towards a Q1 2025 completion. In October 2024, PAE issued a reservation notice reserving the FLNG Hilli to the project. This reservation notice ends Golar’s option to nominate an alternative FLNG vessel to service the PAE contract.

•Dividends

On November 12, 2024, we declared a dividend of $0.25 per share in respect of the three months ended September 30, 2024 to shareholders of record on November 25, 2024, which will be paid on or around December 2, 2024.

Operating and Financial Review

See note 4 “Segment Information” of the unaudited consolidated financial statements included herein for additional information on our segments.

Reconciliations of consolidated net income to Adjusted EBITDA for the nine months ended September 30, 2024 and 2023 are as follows:

(in thousands of $)	2024	2023
Net income	65,756	28,221
Income taxes	486	1,538
Income before income taxes	66,242	29,759
Depreciation and amortization	39,884	37,500
Impairment of long-lived assets	—	5,021
Unrealized loss on oil and gas derivative instruments	87,593	157,749
Realized and unrealized mark-to-market losses on investment in listed equity securities	—	62,308
Other non-operating income, net	—	(9,823)
Interest income	(27,484)	(34,827)
Interest expense	—	1,107
Loss/(gain) on derivative instruments, net	8,646	(9,315)
Other financial items, net	3,164	1,057
Net losses from equity method investments	3,287	1,279
Net income from discontinued operations	—	(293)
Adjusted EBITDA (1)	181,332	241,522
(1) Adjusted EBITDA is a non-U.S. GAAP financial measure and is calculated by taking net income before net income from discontinued operations, net losses from equity method investments, income taxes, net other financial items, net gains on derivative instruments, interest expense, interest income, net other non-operating income, realized and unrealized mark-to-market losses/(gains) on investment in listed equity securities, unrealized loss/(gain) on oil and gas derivative instruments, impairment of long-lived assets and depreciation and amortization. Adjusted EBITDA increases the comparability of our operational performance from period to period and against the operational performance of other companies without regard to our financing methods or capital structure. Adjusted EBITDA should not be considered as an alternative to net income or any other measure of our financial performance calculated in accordance with U.S. GAAP.

The following details our consolidated results of operations for the nine months ended September 30, 2024 and 2023:

Depreciation and amortization: The increase of $2.4 million for the nine months ended September 30, 2024 compared to the same period in 2023 was due to commencement of the Fuji LNG's depreciation following her acquisition in March 2024 and increased amortization charge for the Golar Arctic, an LNG carrier (the “Golar Arctic”) following the completion of her drydock in November 2023.

Impairment of long-lived assets: The impairment charge of $5.0 million for the nine months ended September 30, 2023 was associated with our previous LNG carrier, the Gandria (the “Gandria”). In May 2023, we entered into an agreement to sell the Gandria for net consideration of $15.2 million, which resulted in an impairment charge at the measurement date. There was no comparable impairment charge in the same period for 2024.

Unrealized loss on oil and gas derivative instruments:

	Nine months ended September 30,
(in thousands of $)	2024	2023
Unrealized loss on FLNG Hilli’s oil derivative instrument	(44,904)	(4,407)
Unrealized mark-to-market adjustment on commodity swap derivatives	(35,788)	(43,639)
Unrealized loss on FLNG Hilli’s gas derivative instrument	(6,901)	(109,703)
Unrealized loss on oil and gas derivative instruments	(87,593)	(157,749)

•Unrealized loss on FLNG Hilli's oil derivative instrument: This reflects the mark-to-market (“MTM”) movements related to the changes in the fair value of the FLNG Hilli’s oil derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us as a result of Brent linked crude oil prices moving above a contractual oil price floor over the remaining term of the LTA. The increase of unrealized loss of $40.5 million was driven by the volatility in the future Brent linked crude oil price curve over the LTA’s remaining term.

•Unrealized MTM adjustment for commodity swap derivatives: We entered into commodity swaps to hedge our exposure to the Dutch Title Transfer Facility ("TTF") linked earnings on the FLNG Hilli (100% of which were attributable to us). The decrease of $7.9 million in unrealized MTM loss for the nine months ended September 30, 2024 compared to the same period in 2023 was due to 50% reduction in the hedged exposure of TTF gas price curves. This was offset by additional commodity swaps entered during the first quarter of 2023, which exposed us to the volatility of TTF linked gas price curves. Our exposure is economically hedged by swapping variable cash receipts linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties of which the resultant adjustments are presented in “Realized MTM adjustment on commodity swap derivatives,” in the unaudited consolidated statements of operations.

•Unrealized loss on FLNG Hilli’s gas derivative instrument: This reflects the MTM movements related to the changes in the fair value of the FLNG Hilli’s gas derivative instrument embedded in the LTA which we estimated using the discounted future cash flows of the additional payments due to us for the 0.2 million tonnes (“mtpa”) incremental LNG capacity to the end of the LTA which is linked to the TTF gas prices and forecast Euro/USD exchange rates. The decrease in unrealized MTM loss of $102.8 million for the nine months ended September 30, 2024 compared to the same period in 2023 was primarily driven by the volatility in the future TTF linked gas price curve over the LTA’s remaining term.

Realized and unrealized (losses)/gains on our investment in listed equity securities: This reflects the MTM movements related to changes in the fair value of the Class A NFE common shares (“NFE Shares”). During the nine months ended September 30, 2023, we sold 1.2 million of our NFE Shares at a price range between $36.90 and $40.38 per share for an aggregate consideration of $45.6 million and used our remaining 4.1 million NFE Shares as part payment for the reacquisition of NFE’s 1,230 common units in Golar Hilli LLC (“Hilli LLC”) which resulted in realized MTM losses of $62.3 million for the nine months ended September 30, 2023. There was no comparable (loss)/gain in the same period for 2024.

Other non-operating income, net: This was related to the dividend income received from our NFE Shares prior to its disposal in 2023. There was no comparable income in the same period for 2024.

Interest income: The decrease of $7.3 million for the nine months ended September 30, 2024 compared to the same period in 2023 was primarily due to a reduced short-term money-market deposit balance held during the nine months ended September 30, 2024 compared to the same period in 2023.

(Loss)/gain on derivative instruments, net:

	Nine months ended September 30,
(in thousands of $)	2024	2023
Unrealized MTM adjustment for IRS derivatives	(14,005)	3,307
Net interest income on undesignated interest rate swap (“IRS”) derivatives	5,359	6,008
(Loss)/gain on derivative instruments, net	(8,646)	9,315

•Unrealized MTM adjustment for IRS derivatives: This reflects the MTM movements related to the changes in the fair value of our IRS derivatives. As of September 30, 2024 and 2023, we had an IRS portfolio with notional amounts of $528.8 million and $719.6 million, respectively, none of which are designated as hedges for accounting purposes. The $17.3 million increase in unrealized MTM loss for the nine months ended September 30, 2024 compared to unrealized MTM gain for the nine months ended September 30, 2023 was driven by lower long-term swap rates partially offset by the fair value adjustments related to our creditworthiness and that of our counterparties.

•Net interest income on undesignated IRS derivatives: This reflects the net interest income in relation to our IRS derivatives. The decrease of $0.6 million for the nine months ended September 30, 2024 compared to the same period in 2023 was largely driven by the movements of the reference rates.

Other financial items, net:

	Nine months ended September 30,
(in thousands of $)	2024	2023
Financing arrangement fees and other related costs	(4,398)	(900)
Foreign exchange gain/(loss) on operations	285	(1,444)
Amortization of debt guarantees	1,210	1,544
Others	(261)	(257)
Other financial items, net	(3,164)	(1,057)

•Financing arrangement fees and other related costs: The increase of $3.5 million for the nine months ended September 30, 2024 compared to the same period in 2023 was mainly due to $4.4 million of fees from the parent of the CSSC lessor variable interest entity (“VIE”) that we consolidate. There was no comparable fees in the same period in 2023. This was partially offset by a non-recurring $0.6 million loss on the new issuance of $300 million senior unsecured bonds due October 2025 (the “2021 Unsecured Bonds”) during the nine months ended September 30, 2023.

•Foreign exchange gain/(loss) on operations: The increase of $1.7 million gain for the nine months ended September 30, 2024 compared to foreign exchange loss for the nine month ended September 30, 2023 was mainly driven by the favorable foreign exchange movements of the Norwegian Krone and British Pound Sterling against the U.S. Dollar.

Net losses from equity method investments: The increase of $2.0 million net losses for the nine months ended September 30, 2024 compared to the same period in 2023 was primarily due to:

•a $0.5 million loss on disposal of our shareholding in MGAS Comercializadora de Gás Natural Ltda (“MGAS”) for the nine months ended September 30, 2024, compared to a $0.8 million gain on disposal of our shareholding in CoolCo for the same period in 2023;

•our share of net earnings in CoolCo of $1.5 million for the nine months ended September 30, 2023. There were no comparable net earnings in the same period in 2024; and

•partially offset by our share of net earnings in MGAS of $0.8 million for the nine months ended September 30, 2024 compared to our share of net losses of $0.1 million in the same period in 2023.

FLNG segment

This relates to activities of the FLNG Hilli, FLNG Gimi and our other FLNG projects.

	Nine months ended September 30,
(in thousands of $)	2024	2023

Total operating revenues	168,563	172,985
Realized gain on oil and gas derivative instruments, net	107,586	146,387
Vessel operating expenses	(62,496)	(49,238)
Voyage, charterhire and commission expenses	—	(450)
Administrative expenses	(1,005)	(446)
Project development expenses	(3,634)	(3,193)
Other operating income	—	2,499
Adjusted EBITDA	209,014	268,544

Other Financial Data:
Liquefaction services revenue	168,563	172,985
Amortization of deferred commissioning period revenue, amortization of Day 1 gains, accrued overproduction revenue (1) and other	(12,085)	(16,114)
Realized gain on oil and gas derivative instruments, net	107,586	146,387
FLNG tariff, net (2)	264,064	303,258
(1) Accrued overproduction revenue relates to revenue accrued for production in excess of the FLNG Hilli’s annual contracted base capacity pursuant to LTA Amendments 2 and 4.

(2) FLNG tariff, net is a non-U.S. GAAP financial measure and is calculated by taking the liquefaction services revenue adjusted for the amortization of deferred commissioning period revenue and Day 1 gains (deferred revenues), the unwinding of liquidated damages, accrued underutilization, accrued overproduction revenue and the realized gains on oil and gas derivative instruments. FLNG tariff, net reflects the cash earnings of FLNG Hilli in a given period which consists of the base tolling fees, oil linked fees, gas linked fees, billed overproduction revenue and underutilization adjustment invoiced to the customer. FLNG tariff, net increases the comparability of our FLNG performance from period to period and against the performance of other operational FLNGs. FLNG tariff, net should not be considered as an alternative to total operating revenue of the FLNG segment or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Total operating revenues:

	Nine months ended September 30,
(in thousands of $)	2024	2023
Base tolling fee	153,376	153,376
Amortization of deferred commissioning period revenue	3,093	3,081
Amortization of Day 1 gains	9,414	9,380
Accrued overproduction revenue	—	4,074
Incremental base tolling fee	3,750	3,750
Other	(1,070)	(676)
Total operating revenues	168,563	172,985

•Accrued overproduction revenue: In April 2023, we entered into the fourth amendment to the LTA (the “LTA Amendment 4”) where we agreed with Perenco Cameroon S.A. and Société Nationale des Hydrocarbures (together, the “Customer”) to increase contract year 2023 annual contracted capacity by 0.04 million tonnes (from 1.4 million tonnes to 1.44 million tonnes) resulting from the inclusion of contract year 2022 underutilization into contract year 2023 annual LNG production.

For the nine months ended September 30, 2023, we estimated $6.6 million of overproduction variable consideration. Pursuant to LTA Amendment 4, we agreed with the Customer to increase contract year 2023 annual contracted capacity to offset the 2022 underproduction. The recognition of the overproduction variable consideration was bifurcated between “Liquefaction services revenue” and “Other operating income” financial statement line items, amounting to $4.1 million and $2.5 million, respectively. There was no comparable variable considerations for the nine months ended September 30, 2024. See note 5 “Revenue” of the unaudited consolidated financial statements included herein for additional information.

Realized gain on oil and gas derivative instruments:

	Nine months ended September 30,
(in thousands of $)	2024	2023
Realized gain on FLNG Hilli’s oil derivative instrument	55,180	50,592
Realized MTM adjustment on commodity swap derivatives	37,079	64,809
Realized gain on FLNG Hilli’s gas derivative instrument	15,327	30,986
Realized gain on oil and gas derivative instruments, net	107,586	146,387

•Realized gain on FLNG Hilli’s oil derivative instrument: This reflects the billings above the FLNG Hilli’s base tolling fee when the Brent linked crude oil price was greater than $60 per barrel. The increase of $4.6 million for the nine months ended September 30, 2024 compared to the same period in 2023 was driven by an increased three-month look-back average oil price of $83.57/barrel for the nine months ended September 30, 2024 compared to $81.61/barrel for the nine months ended September 30, 2023.

•Realized MTM adjustment on commodity swap derivatives: We entered into commodity swaps to hedge our exposure of FLNG Hilli’s tolling fee that is linked to the TTF index pursuant to the second amendment to the LTA (“LTA Amendment 2”) (100% of which were attributable to us). The decrease of $27.7 million for the nine months ended September 30, 2024 compared to the same period in 2023 was driven by a 50% reduction in the hedged exposure of TTF gas price curves.

•Realized gain on FLNG Hilli’s gas derivative instrument: This reflects the tolling fee in excess of the contractual floor rate, linked to TTF prices and the Euro/USD foreign exchange movements. The decrease of $15.7 million for the nine months ended September 30, 2024 compared to the same period in 2023 was driven by a decreased one-month look-back average TTF price of €31.57 for the nine months ended September 30, 2024 compared to €49.21 for the nine months ended September 30, 2023.

FLNG Tariff, net: The decrease of $39.2 million for the nine months ended September 30, 2024 compared to the same period in 2023 was primarily due to the decrease in the realized gains on FLNG Hilli’s oil and gas derivative instruments, net.

Vessel operating expenses: The increase of $13.3 million for the nine months ended September 30, 2024 compared to the same period in 2023 was primarily due to:

•$7.4 million increase in FLNG Gimi's operating expenses resulting from the delays to the commencement of the FLNG commissioning; and

•$6.6 million increase in FLNG Hilli's operating expenses, primarily due to a $4.2 million increase in management fees and a $2.1 million increase in crew costs given 2023 costs were suppressed by the release of accruals for crew taxes following the finalization of the 2022 local tax return in 2023.

Corporate and other segment

This relates to our activities including ship management, administrative and ship operation and maintenance services. We have offices in Bermuda, London, Oslo and Doula that provide FLNG commercial, operational and technical support, crew management services and supervision, corporate secretarial, accounting and treasury services.

	Nine months ended September 30,
(in thousands of $)	2024	2023

Total operating revenues	17,042	29,576
Vessel operating expenses	(17,596)	(14,483)
Voyage, charterhire and commission expenses	(33)	(19)
Administrative expenses	(18,970)	(26,000)
Project development expenses	(3,846)	(35,289)
Other operating income	—	7,817
Adjusted EBITDA	(23,403)	(38,398)

Total operating revenues: The decrease of $12.5 million for the nine months ended September 30, 2024 compared to the same period in 2023 was primarily due to:

•$13.8 million decrease in revenue following completion of the development agreement (the “Development Agreement”) entered into with Snam for the drydocking, site commissioning and hook-up services of Italis LNG (formerly known as Golar Tundra) in May 2023. There was no comparable revenue for the same period in 2024;
•$1.4 million decrease in vessel management and administrative service fees, mainly charged to our former equity method investment, CoolCo; and
•partially offset by a $2.7 million increase in vessel operation and maintenance fees from Italis LNG, which commenced in late May 2023.

Vessel operating expenses: The increase of $3.1 million for the nine months ended September 30, 2024 compared to the same period in 2023 was primarily due to:
•$7.6 million increase in vessel operating expenses for the Italis LNG, which commenced in late May 2023; and
•$4.2 million decrease in vessel operating expenses following completion of the Development Agreement.

Administrative expenses: The decrease of $7.0 million for the nine months ended September 30, 2024, compared to the same period in 2023, was primarily due to:

•$6.2 million allocation of management and consultancy fees to vessel operating expenses of our FLNG segment due to time spent on FLNG activities; and
•$0.5 million reclassification of professional fees to project development expenses, as these fees were related to pursuing future contracts and developing our pipeline of activities that have not met our internal threshold for capitalization.

Project development expenses: The decrease of $31.4 million for the nine months ended September 30, 2024 compared to the same period in 2023 was primarily due to:

•$26.7 million decrease in professional fees and cost of materials in relation to the Development Agreement on Italis LNG following its completion in May 2023;
•$8.5 million decrease in engineering and professional fees related to the intended sale of Golar Arctic to Snam following her conversion to FSRU (the “Arctic SPA”) which was terminated in June 2023 when Snam’s option to exercise the notice to proceed lapsed; and
•$3.6 million increase in professional and consultancy fees for other business development opportunities.

Other operating income: In June 2023, Snam's option to exercise the notice to proceed with the Arctic SPA lapsed. Consequently, we retained and recognized the non-refundable first advance payment of $7.8 million as income. There was no comparable income for the same period in 2024.

Shipping segment
Our shipping segment is comprised of transportation operations of our LNG carriers. We charter out LNG carriers on fixed term to customers.

	Nine months ended September 30,
(in thousands of $)	2024	2023

Total operating revenues	8,850	16,189
Vessel operating expenses	(8,767)	(4,148)
Voyage, charterhire and commission expenses	(4,336)	(681)
Administrative (expense)/income	(25)	(13)
Project development income	(1)	29
Adjusted EBITDA	(4,279)	11,376

Total operating revenues: The decrease of $7.3 million for the nine months ended September 30, 2024 compared to the same period in 2023 was primarily due to:

•$13.2 million lower Golar Arctic revenue given she was mostly on commercial waiting time during the nine months ended September 2024; and
•partially offset by a $5.8 million increase in revenue from Fuji LNG following its acquisition in March 2024. The Fuji LNG is currently operating as an LNG carrier until her entry to the shipyard for conversion to an FLNG.

Vessel operating expenses: The increase of $4.6 million for the nine months ended September 30, 2024 compared to the same period in 2023 was primarily due to:

•$3.4 million increase due to the operations of the Fuji LNG following its acquisition in March 2024; and
•$1.6 million increase in insurance costs due to the war risk insurance rebate receipt in March 2023. There were no comparable credits for the same period in 2024.

Voyage, charterhire and commission expenses: This comprised of charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase of $3.7 million for the nine months ended September 30, 2024 compared to the same period in 2023 was primarily due to $2.0 million and $1.7 million increase in fuel costs for the Golar Arctic and the Fuji LNG, respectively, during their commercial waiting time.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of our debt, working capital, potential investments, FLNG conversion projects and FLNG MKII project related commitments. We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations, will be sufficient to support our liquidity and capital requirements for at least the next 12 months.

As of September 30, 2024, we had cash and cash equivalents (including short-term deposits) of $824.1 million, of which $92.0 million is restricted cash. Included within restricted cash is $61.0 million in respect of the issuance of a letter of credit by a financial institution to the Customer, $17.5 million cash belonging to the lessor VIE that we are required to consolidate under U.S. GAAP and $12.6 million in respect of the Operation and Maintenance Agreement with LNG Hrvatska d.o.o. Refer to note 12 “Restricted Cash and Short-term Deposits” of our unaudited consolidated financial statements included herein for additional details.

Since September 30, 2024, transactions impacting our cash flows include:

Receipts of:
•$74.6 million of pre-commissioning contractual cash flows received in relation to the Gimi LOA; and
•$8.2 million of scheduled receipts in relation to net settlement of our commodity swap arrangements.

Payments of:
•$10.8 million of additions to the asset under development, the Gimi;
•$92.7 million of additions to the asset under development, the MKII FLNG; and
•$15.0 million of scheduled loan and interest repayments, including final payments at maturity of the Golar Arctic Facility in October 2024.

Borrowing activities

As of September 30, 2024, we were in compliance with all our covenants under our various loan agreements. See note 17 “Debt” in our unaudited consolidated financial statements included herein for additional information.

Security, Debt and Lease Restrictions

Certain of our financing agreements are collateralized by vessel mortgages. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or buy-back additional shares in excess of existing allowances and certain restrictions on the payment of dividends. In addition, lenders may accelerate the maturity of indebtedness under existing financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of these existing covenants contained in the financing agreements. Many of our debt agreements contain certain covenants which require compliance with certain financial ratios. Such ratios include maintaining a positive working capital ratio, a free liquid asset ratio, a tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, we have agreed to retain at least $50.0 million of cash and cash equivalents on a consolidated basis at each balance sheet date.

Cash Flows

	Nine months ended September 30,
(in thousands of $)	2024	2023
Net cash provided by continuing operations	154,808	105,162
Net cash provided by discontinued operations	—	276
Net cash used in continuing investing activities	(204,301)	(35,220)
Net cash provided by/(used in) continuing financing activities	102,110	(223,873)
Net movement in cash and cash equivalents, restricted cash and short-term deposits within assets held for sale	—	369
Net increase/(decrease) in cash and cash equivalents, restricted cash, short-term deposits and cash within assets held for sale	52,617	(153,286)
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period	771,470	1,012,881
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period	824,087	859,595

Continuing and discontinued operations

The increase in net cash provided by continuing operations of $49.6 million for the nine months ended September 30, 2024 compared to the same period in 2023 was mainly due to the general timing of working capital for nine months ended September 30, 2024.

The net cash provided by discontinued operations of $0.3 million for the nine months ended September 30, 2023 was in relation to the disposal of our vessel operations in Malaysia to CoolCo which was completed in May 2023. There was no comparable cash movement in the same period in 2024.

Investing activities

Net cash flows used in investing activities for the nine months ended September 30, 2024 and 2023 were $204.3 million and $35.2 million, respectively, and were comprised of:

2024
•$168.8 million of additions to FLNG conversion, which is comprised of $142.6 million and $26.2 million of additions in relation to the Gimi's FLNG conversion and MKII FLNG, respectively;
•$62.2 million final settlement paid for Fuji LNG, the donor vessel of our Mark II project and additions to office equipment;
•$40.5 million proceeds from First FLNG Holdings’ subscription of 30% additional equity interest in Gimi MS;
•$13.2 million shareholder loan advanced to First FLNG Holdings, our related party, to fund its portion of Gimi MS’s funding requirement;
•$1.4 million additions to intangible assets; and
•$0.8 million of consideration received from the sale of our investment in MGAS.

2023
•$179.5 million of additions in relation to the Gimi’s FLNG conversion;
•$56.1 million net proceeds from the sale of 4.5 million CoolCo shares;
•$51.1 million proceeds from First FLNG Holdings’ subscription of 30% additional equity interest in Gimi MS;
•$45.6 million net proceeds from the sale of 1.2 million NFE Shares;
•$15.5 million deposit paid for a donor vessel in relation to our MKII FLNG project;
•$9.8 million net dividends received from our NFE Shares prior to disposal;
•$3.6 million revolving shareholder loan advanced to Avenir, our related party;
•$2.3 million of advance consideration received from the sale of Gandria;
•$1.1 million of additions to leasehold improvements; and
•$0.4 million of equity contribution to our investment in MGAS.

Financing activities

Net cash flows used in financing activities for the nine months ended September 30, 2024 and 2023 were $102.1 million and $223.9 million, respectively, and were comprised of:

2024
•$300.0 million receipt following completion of offering of the 2024 Unsecured Bonds in September 2024;
•$85.9 million total dividends paid, which comprised $78.0 million and $7.9 million to the stockholders of Golar LNG and Hilli LLC, respectively;
•$83.5 million of scheduled debt repayments which includes $63.7 million of repayments made by our lessor VIE;
•$14.2 million paid to repurchase our own shares under our share repurchase program;
•$10.3 million partial repurchases of our 2021 Unsecured Bonds in September 2024;
•$7.8 million financing costs paid predominantly in relation to the letter of credit for the MKII FLNG conversion and fees on the 2021 Unsecured Bonds, 2024 Unsecured Bonds and Gimi facility; and
•$3.8 million proceeds from share options exercised.

2023
•$100.0 million paid to acquire 1,230 common units of Hilli LLC from NFE;
•$95.0 million drawdown from the Gimi facility;
•$82.4 million of scheduled debt repayments which includes $77.0 million of repayments made by our lessor VIE;

•$73.1 million total dividends paid, which comprised $53.2 million and $19.9 million to the equity holders of Golar LNG and Hilli LLC, respectively;
•$32.7 million payment to repurchase our own shares under our share repurchase program;
•$20.4 million partial repurchases of our Unsecured Bonds in March 2023 and April 2023; and
•$10.2 million financing costs paid predominantly in relation to fees on the amendment for FLNG Hilli’s sale and leaseback facility, the 2021 Unsecured Bonds and the Gimi facility.

13

GOLAR LNG LIMITED

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except per share data)	Notes	Nine months ended September 30,
		2024	2023
Liquefaction services revenue	5	168,563	172,985
Vessel management fees and other revenues	5, 21	17,042	29,576
Time and voyage charter revenues	10	8,850	16,189
Total operating revenues		194,455	218,750

Vessel operating expenses		(88,859)	(67,869)
Voyage, charterhire and commission expenses		(4,369)	(1,150)
Administrative expenses		(20,000)	(26,459)
Project development expenses		(7,481)	(38,453)
Depreciation and amortization		(39,884)	(37,500)
Impairment of long-lived assets		—	(5,021)
Total operating expenses	4	(160,593)	(176,452)

Realized and unrealized gain/(loss) on oil and gas derivative instruments	4, 7	19,993	(11,362)
Other operating income	5	—	10,316
Total other operating income/(losses)		19,993	(1,046)

Operating income		53,855	41,252

Realized and unrealized mark-to-market losses on our investment in listed equity securities		—	(62,308)
Other non-operating income, net		—	9,823
Total other non-operating losses	8	—	(52,485)

Interest income	20, 21	27,484	34,827
Interest expense, net		—	(1,107)
(Loss)/gain on derivative instruments, net	9	(8,646)	9,315
Other financial items, net	9	(3,164)	(1,057)
Net financial income		15,674	41,978

Income before taxes and net income from equity method investments		69,529	30,745
Income taxes expense		(486)	(1,538)
Net losses from equity method investments	15	(3,287)	(1,279)
Net income from continuing operations		65,756	27,928

Net income from discontinued operations		—	293

Net income		65,756	28,221

Net income attributable to non-controlling interests		(19,411)	(42,167)
Total net income attributable to non-controlling interests		(19,411)	(42,167)

Net income/(loss) attributable to stockholders of Golar LNG Limited		46,345	(13,946)

Basic and diluted earnings/(loss) per share from continuing operations ($)	6	0.44	(0.13)
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(in thousands of $)	Notes	Nine months ended September 30,
		2024	2023

Net income		65,756	28,221

Other comprehensive (loss)/income:
(Losses)/gains associated with pensions, net of tax (1)		(930)	1,519
Share of equity method investment’s comprehensive loss (2)		(179)	(154)
Net other comprehensive (loss)/income		(1,109)	1,365

Comprehensive income		64,647	29,586

Comprehensive income/(loss) attributable to:

Stockholders of Golar LNG Limited		45,236	(12,581)
Non-controlling interests		19,411	42,167
Comprehensive income		64,647	29,586
(1) In May 2024, we entered into a buy-in insurance agreement in relation to one of our defined benefit pension plans. This resulted in the disinvestment of the pension plan's assets previously held by a third-party financial institution and a net charge to other comprehensive income of $1.9 million, netted off by the amortization of actuarial gains of $1.0 million for the nine months ended September 30, 2024.
(2) No tax impact for the nine months ended September 30, 2024 and 2023.
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS

		2024	2023
	Notes	September 30,	December 31,
(in thousands of $)		Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents		732,062	679,225
Restricted cash and short-term deposits	12	17,463	18,115
Trade accounts receivable		28,258	38,915
Amounts due from related parties	21	13,384	7,312
Other current assets	13	124,035	71,997
Total current assets		915,202	815,564

Non-current assets
Restricted cash	12	74,562	74,130
Equity method investments	15	48,738	53,982
Assets under development	14	2,019,721	1,562,828
Vessels and equipment, net		1,116,182	1,077,677
Intangible assets		1,882	—
Non-current amounts due from related parties	21	7,632	—
Other non-current assets	16	149,055	499,806
Total assets		4,332,974	4,083,987

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	17	(345,930)	(342,566)
Trade accounts payable		(73,695)	(7,454)
Accrued expenses		(141,934)	(144,810)
Other current liabilities	18	(30,364)	(50,950)
Total current liabilities		(591,923)	(545,780)

Non-current liabilities
Long-term debt	17	(1,076,469)	(874,164)
Other non-current liabilities	19	(47,760)	(61,600)
Total liabilities		(1,716,152)	(1,481,544)

EQUITY
Stockholders’ equity		(2,030,081)	(2,067,669)
Non-controlling interests		(586,741)	(534,774)

Total liabilities and equity		(4,332,974)	(4,083,987)
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Notes	Nine months ended September 30,
(in thousands of $)		2024	2023
OPERATING ACTIVITIES
Net income		65,756	28,221
Add: Net income from discontinued operations		—	(293)
Net income from continuing operations		65,756	27,928
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation and amortization		39,884	37,500
Amortization of deferred charges and debt guarantees, net		2,939	1,070
Impairment of long-lived assets	4	—	5,021
Net loss from equity method investments	15	3,287	1,279
Drydocking expenditure		(2,906)	(743)
Compensation cost related to employee stock awards		5,380	5,058
Net foreign exchange (gains)/losses	9	(285)	1,444
Change in fair value of investment in listed equity securities	8	—	62,308
Change in fair value of derivative instruments (interest rate swaps)	9	14,005	(3,306)
Change in fair value of derivative instruments (oil and gas derivatives), commodity swaps and amortization of day 1 gains		78,178	148,369
Changes in assets and liabilities:
Trade accounts receivable		7,955	7,581
Other current and non-current assets		(30,092)	(194,432)
Amounts due from related parties		(450)	290
Trade accounts payable		3,077	5,039
Accrued expenses		(9,846)	8,559
Other current and non-current liabilities		(22,074)	(7,803)
Net cash provided by continuing operations		154,808	105,162

Net income from discontinued operations		—	293
Depreciation and amortization		—	20
Gain on disposal and impairment of long-lived assets		—	(27)
Compensation cost related to employee stock awards		—	3
Net foreign exchange losses		—	17
Changes in assets and liabilities:
Other current and non-current assets		—	300
Trade accounts payable		—	(2)
Accrued expenses		—	(165)
Other current and non-current liabilities		—	(163)
Net cash provided by discontinued operations		—	276

	Notes	Nine months ended September 30,
(in thousands of $)		2024	2023
INVESTING ACTIVITIES
Additions to assets under development		(168,801)	(179,538)
Additions to vessels and equipment		(62,183)	(1,108)
Loan advanced to related parties	21	(13,213)	(3,561)
Additions to intangibles		(1,417)	—
Deposit paid for vessel	16	—	(15,500)
Proceeds from sale of listed equity securities	8	—	45,552
Consideration received for long-lived assets held for sale	5	—	2,325
Dividends received from listed equity securities		—	9,824
Additions to equity method investments		—	(417)
Proceeds from sale of equity method investments	15	822	56,097
Proceeds from subscription of equity interest in Gimi MS	11	40,491	51,106
Net cash used in continuing investing activities		(204,301)	(35,220)

FINANCING ACTIVITIES
Cash dividends paid		(85,929)	(73,127)
Repayments of short-term and long-term debt		(93,758)	(102,813)
Purchase of treasury shares		(14,180)	(32,734)
Financing costs paid		(7,819)	(10,152)
Reacquisition of common units in Hilli LLC		—	(100,047)
Proceeds from short-term and long-term debt		300,000	95,000
Proceeds from exercise of share options		3,796	—
Net cash provided by/(used in) continuing financing activities		102,110	(223,873)

Cash and cash equivalents, restricted cash and short-term deposits within assets held for sale at the beginning of period		—	369
Cash and cash equivalents, restricted cash and short-term deposits within assets held for sale at the end of period		—	—
Net increase in cash and cash equivalents, restricted cash and short-term deposits within assets held for sale		—	369

Net increase/(decrease) in cash and cash equivalents, restricted cash, short-term deposits and cash within assets held for sale		52,617	(153,286)
Cash and cash equivalents, restricted cash and short-term deposits at the beginning of the period		771,470	1,012,881
Cash and cash equivalents, restricted cash and short-term deposits at the end of the period		824,087	859,595
Supplemental note to the unaudited consolidated statements of cash flows
The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the unaudited consolidated statements of cash flows:

(in thousands of $)	September 30, 2024	December 31, 2023	September 30, 2023	December 31, 2022
Cash and cash equivalents	732,062	679,225	727,133	878,838
Restricted cash and short-term deposits	17,463	18,115	58,712	21,693
Restricted cash (non-current portion)	74,562	74,130	73,750	112,350
	824,087	771,470	859,595	1,012,881
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Earnings	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2022 (Audited)	107,226	1,936,746	200,000	(5,811)	262,063	2,500,224	399,950	2,900,174
Net (loss)/income	—	—	—	—	(13,946)	(13,946)	42,167	28,221
Dividends	—	—	—	—	(53,214)	(53,214)	(19,913)	(73,127)
Employee stock compensation	—	4,854	—	—	—	4,854	—	4,854
Forfeiture of employee stock compensation	—	(90)	—	—	—	(90)	—	(90)
Restricted stock units	249	(249)	—	—	—	—	—	—
Proceeds from subscription of equity interest in Gimi MS Corporation (note 11)	—	—	—	—	—	—	51,106	51,106
Repurchase and cancellation of treasury shares	(1,550)	—	—	—	(31,184)	(32,734)	—	(32,734)
Other comprehensive income	—	—	—	1,365	—	1,365	—	1,365
Reacquisition of common units of Hilli LLC (note 11)	—	(251,249)	—	—	—	(251,249)	34,309	(216,940)
Balance at September 30, 2023	105,925	1,690,012	200,000	(4,446)	163,719	2,155,210	507,619	2,662,829

(in thousands of $)	Share Capital	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Earnings	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2023 (Audited)	104,578	1,691,128	200,000	(5,072)	77,035	2,067,669	534,774	2,602,443
Net income	—	—	—	—	46,345	46,345	19,411	65,756
Dividends	—	—	—	—	(77,994)	(77,994)	(7,935)	(85,929)
Employee stock compensation	—	5,479	—	—	—	5,479	—	5,479
Forfeiture of employee stock compensation	—	(267)	—	—	—	(267)	—	(267)
Restricted stock units	123	(123)	—	—	—	—	—	—
Exercise of share options	348	3,790	—	—	—	4,138	—	4,138
Proceeds from subscription of equity interest in Gimi MS Corporation (note 11)	—	—	—	—	—	—	40,491	40,491
Repurchase and cancellation of treasury shares	(679)	—	—	—	(13,501)	(14,180)	—	(14,180)
Other comprehensive loss	—	—	—	(1,109)	—	(1,109)	—	(1,109)
Balance at September 30, 2024	104,370	1,700,007	200,000	(6,181)	31,885	2,030,081	586,741	2,616,822
(1) Contributed Surplus is “capital” that can be returned to stockholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

(2) As at September 30, 2024 and 2023, our accumulated other comprehensive loss consisted of (i) $4.7 million and $3.5 million losses in relation to our pension and post-retirement benefit plan and (ii) $1.5 million and $1.0 million for our share of equity method investment’s comprehensive losses, respectively.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG”) shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

Our operations have evolved from LNG shipping, floating regasification, combined cycle gas fired power plants to our current focus on floating liquefaction operations. We design, construct, own and operate marine infrastructure for the liquefaction of natural gas, storage and offloading of LNG. As of September 30, 2024, our fleet was comprised of two floating liquefaction natural gas vessels (“FLNGs”), the FLNG Hilli Episeyo (the “FLNG Hilli”) which is operational and FLNG Gimi (the “FLNG Gimi”), which is moored offshore Mauritania and Senegal, undergoing commissioning activities. We recently entered into an Engineering, Procurement and Construction (“EPC”) agreement for our third FLNG vessel, the MKII FLNG. In addition, we have two remaining LNG carriers, Fuji LNG and Golar Arctic, of which the Fuji LNG is earmarked as the donor vessel for the MKII FLNG conversion.

We are listed on the Nasdaq under the ticker: “GLNG”.

As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our”, “us” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

Going concern

The consolidated financial statements have been prepared on a going concern basis.

To ensure we have the necessary liquidity to satisfy our anticipated capital expenditures, scheduled repayments of long and short-term debts, financing costs and working capital requirements over the next twelve months, we are in ongoing discussions with various financial institutions, to refinance the existing Gimi debt facility (“Gimi debt”). The refinancing of the Gimi debt is expected to release adequate liquidity to us to meet liabilities as they fall due. We are in advanced negotiations with a syndicate of lenders to raise a gross $1.4 billion. As of the date of this report, we have received credit committee approved offers for the majority of the refinancing amount and we continue to progress with credit approvals from facility participants. We have prepared a cash flow forecast through to November 30, 2025, based on the credit approved loan amounts being received, which we have concluded is probable. This forecast demonstrates that we are able to meet our liabilities as they fall due. We remain confident that the full $1.4 billion will be made available based on current negotiations. To increase our liquidity to meet maturing obligations, we may also consider in conjunction with the refinancing of the Gimi debt, subject to favorable market and economic conditions, further issuances of corporate debt or equity, refinancing of other existing debts or entry into new loans. We believe our track record of successfully refinancing our existing debt requirements and sourcing new funding, primarily as a result of strong fundamentals in relation to our assets (including contracted cash flows and existing leverage ratios), supports our ability to do this.

Accordingly, we believe that based on our plans, as outlined above, we will have sufficient resources to satisfy our obligations in the ordinary course of business in the period to November 30, 2025.

2.    ACCOUNTING POLICIES

Basis of accounting

These unaudited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in annual consolidated financial statements, and should be read in conjunction with our audited consolidated annual financial statements for the year ended December 31, 2023, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission on March 28, 2024.

Significant accounting policies

The accounting policies adopted in the preparation of these unaudited consolidated financial statements for the nine months ended September 30, 2024 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2023, except for those disclosed in note 3.

Asset under development

An asset is classified as an asset under development when there is a firm commitment from us to proceed with the construction of the asset and the likelihood of conversion is virtually certain to occur. An asset under development is classified as non-current and is stated at cost. All costs incurred during the construction of the asset, including conversion installment payments, interest, supervision and technical costs are capitalized. Nonrefundable reimbursements are offset against the cost incurred for the construction of the asset. Interest costs directly attributable to construction of the asset are capitalized. Capitalization ceases and depreciation commences once the asset is completed and available for its intended use.

Intangible assets

Intangible asset relates to internal use software under development which is stated at cost. All costs incurred during the development of intangible asset, including purchase price and any directly attributable costs of preparing the asset for its intended use, are capitalized. Capitalization will cease and amortisation will commence when the software is available for its intended use.

Contingencies

We may, from time to time, be involved in various legal proceedings, claims, lawsuits and complaints that arise in the ordinary course of business. We will recognize a contingent liability in our consolidated financial statements if the contingency has occurred at the balance sheet date and where we believe that the likelihood of loss was probable and the amount can be reasonably estimated. If we determine that the reasonable estimate of the loss is a range and there is no best estimate within the range, we will recognize the lower amount within the range. A contingent gain is only recognized when the amount is considered realized or realizable. Legal costs are expensed as incurred.

Use of estimates

The preparation of our consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. We base our estimates, judgments and assumptions on our historical experience and on information that we believe to be reasonable under the circumstances at the time they are made. Estimates and assumptions about future events and their effects cannot be perceived with certainty and these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Actual results could differ from these estimates. Estimates are used for, but are not limited to, determining the recoverability of our vessels and asset under development and the valuation of our oil and gas derivative instruments. In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, charter rates, vessel operating expenses and drydocking requirements.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820) - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. We adopted this with effect from January 1, 2024. The adoption of ASU 2022-03 had no impact on our consolidated financial statements.

In November 2023, the FASB issued 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. We adopted this with effect from January 1, 2024. The adoption of ASU 2023-07 had no impact on our interim financial statements in 2024. We expect the impact of adoption of ASU 2023-07 to be limited to additional segment disclosures in our annual financial statements in 2024 and in our interim financial statements in 2025.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of September 30, 2024:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2023-05 Business Combinations—Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement
Removes diversity in practice and requires certain joint ventures, upon formation to apply a new basis of accounting consistent with ASC 805 Business Combinations in the joint venturer’s separate financial statements. This guidance is effective for all joint ventures with a formation date on or after January 1, 2025; early adoption is permitted.

		January 1, 2025	No impact currently expected as a result of the adoption of this ASU.
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures
These amendments enhance disclosures relating to income taxes, including the income tax rate reconciliation and information related to income taxes paid. The guidance is effective for us on January 1, 2025. Early adoption is permitted.
		January 1, 2025	We are assessing the impact of this ASU. Upon adoption, if material, the impact will be limited to additional disclosure requirements in our annual financial statements in 2025.

4.    SEGMENT INFORMATION

We provide three distinct services and operate in the following three reportable segments: “FLNG”, “Corporate and other” and “Shipping” and our key performance indicator is Adjusted EBITDA. A reconciliation of net income to Adjusted EBITDA for the nine months ended September 30, 2024 and 2023 is as follows:

(in thousands of $)	2024	2023
Net income	65,756	28,221
Income taxes	486	1,538
Income before income taxes	66,242	29,759
Depreciation and amortization	39,884	37,500
Impairment of long-lived assets	—	5,021
Unrealized loss on oil and gas derivative instruments (note 7)	87,593	157,749
Realized and unrealized mark-to-market losses on investment in listed equity securities (note 8)	—	62,308
Other non-operating income, net (note 8)	—	(9,823)
Interest income	(27,484)	(34,827)
Interest expense	—	1,107
Loss/(gain) on derivative instruments, net (note 9)	8,646	(9,315)
Other financial items, net (note 9)	3,164	1,057
Net losses from equity method investments (note 15)	3,287	1,279
Net income from discontinued operations	—	(293)
Adjusted EBITDA	181,332	241,522

Our three distinct reportable segments are as follows:
•FLNG – This segment includes the operations of our FLNG vessels or projects. We convert LNG carriers into FLNG vessels or build new FLNG vessels and subsequently contract them to third parties. We currently have one operational FLNG, the FLNG Hilli and one FLNG moored at the GTA field offshore Mauritania and Senegal, the FLNG Gimi, undergoing commissioning activities. We recently entered into an EPC agreement for our third FLNG vessel, the MKII FLNG (note 14).

•Corporate and other – This segment includes our vessel management, floating storage and regasification unit (“FSRU”) services for third parties, administrative services to affiliates and third parties, our corporate overhead costs and other strategic investments.
•Shipping – This segment includes the transportation operations of our LNG carriers.

	Nine months ended September 30, 2024
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues	168,563	17,042	8,850	194,455
Vessel operating expenses	(62,496)	(17,596)	(8,767)	(88,859)
Voyage, charterhire and commission expenses, net	—	(33)	(4,336)	(4,369)
Administrative expenses	(1,005)	(18,970)	(25)	(20,000)
Project development expenses	(3,634)	(3,846)	(1)	(7,481)
Realized gain on oil and gas derivative instruments, net (note 7)	107,586	—	—	107,586
Adjusted EBITDA	209,014	(23,403)	(4,279)	181,332

Net losses from equity method investments (note 15)	—	(3,287)	—	(3,287)
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

Balance Sheet:	September 30, 2024
(in thousands of $)	FLNG	Corporate and other	Shipping	Total assets
Total assets (1)	3,325,919	875,052	132,003	4,332,974
Equity method investments (note 15)	—	48,738	—	48,738
(1) In March 2024, we acquired the Fuji LNG, the donor vessel for Mark II FLNG for $77.5 million and consequently reclassified the deposit of $15.5 million from “Other non-current assets” (note 16) to “Vessels and equipment, net”. The Fuji LNG is currently presented under the Shipping segment as she is currently trading as an LNG carrier.

	Nine months ended September 30, 2023
(in thousands of $)	FLNG	Corporate and other (1)	Shipping	Total results from continuing operations
Statement of Operations:
Total operating revenues	172,985	29,576	16,189	218,750
Vessel operating expenses	(49,238)	(14,483)	(4,148)	(67,869)
Voyage, charterhire and commission expenses, net	(450)	(19)	(681)	(1,150)
Administrative expenses	(446)	(26,000)	(13)	(26,459)
Project development (expenses)/income	(3,193)	(35,289)	29	(38,453)
Realized gain on oil and gas derivative instruments, net (note 7)	146,387	—	—	146,387
Other operating income (note 5)	2,499	7,817	—	10,316
Adjusted EBITDA	268,544	(38,398)	11,376	241,522

Net (loss)/income from equity method investments (note 15)	—	(3,593)	2,314	(1,279)
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

Balance Sheet:	December 31, 2023
(in thousands of $)	FLNG	Corporate and other	Shipping	Total assets
Total assets	3,160,457	866,088	57,442	4,083,987
Equity method investments (note 15)	—	53,982	—	53,982

5.    REVENUE

The following table represents a disaggregation of revenue earned from contracts with external customers during the nine months ended September 30, 2024 and 2023. Liquefaction services revenue is included under our “FLNG” segment while Vessel management fees and other revenues under our “Corporate and other” segment.

	Nine months ended September 30,
(in thousands of $)	2024	2023
Base tolling fee (1)	153,376	153,376
Amortization of deferred commissioning period revenue (2)	3,093	3,081
Amortization of Day 1 gains (3)	9,414	9,380
Accrued overproduction revenue (4)	—	4,074
Incremental base tolling fee (5)	3,750	3,750
Other (6)	(1,070)	(676)
Liquefaction services revenue	168,563	172,985

Management fees revenue (7)	16,714	15,558
Service revenue (8)	—	13,798
Other revenues	328	220
Vessel management fees and other revenues	17,042	29,576
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel, and at an increased rate when the oil price is greater than $60 per barrel. The oil price above the base rate is recognized as a derivative and included in “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the unaudited consolidated statements of operations (note 7).

(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term was deferred (notes 18 and 19) and recognized evenly over the term of the LTA.

(3) Day 1 gains result from amount established on the initial recognition of the FLNG Hilli’s oil derivative instrument embedded in the LTA and the FLNG Hilli’s gas derivative instruments pursuant to the third amendment to the LTA (“LTA Amendment 3”) (notes 18 and 19). These amounts were deferred on initial recognition and amortized evenly over the contract term.

(4) In March 2021, we signed an agreement with the Customer (the “LTA Amendment 2”), to change the contract term from one linked to fixed capacity of 500.0 billion cubic feet to one of a fixed term, terminating on July 18, 2026. This amendment also permits billing adjustments for amounts over or under the annual contracted capacity in a given contract year (“overproduction” or “underutilization”, respectively), commencing from contract year 2019. Amounts for overproduction were invoiced at the end of a given contract year, while amounts for underutilization (which is capped per contract year) will be a reduction against our final invoice to the Customer at the end of the LTA in July 2026.

For the nine months ended September 30, 2023, we estimated $6.6 million of overproduction variable consideration. Pursuant to the fourth amendment to the LTA, we agreed with the Customer to increase contract year 2023 annual contracted capacity to offset the 2022 underproduction. The recognition was bifurcated between “Liquefaction services revenue” and “Other operating income” financial statement line items, of $4.1 million and $2.5 million, respectively. There were no comparable amounts for the nine months ended September 30, 2024.

(5) In 2021, we entered into LTA Amendment 3 which increased the annual capacity utilization of FLNG Hilli by 0.2 million tonnes of LNG, for the 2022 contract year. In July 2022, the Customer exercised its option pursuant to LTA Amendment 3 for 0.2 million tonnes (out of 0.4 million tonnes) from January 2023 to the end of the LTA. The combined effect results in annual contracted base capacity of 1.4 million tonnes of LNG from January 1, 2022 to the end of the LTA. The tolling fee is linked to TTF and the Euro/U.S. Dollar foreign exchange movements. The contractual floor rate is recognized in “Liquefaction services revenue” and the tolling fee above the contractual floor rate is recognized as a derivative in “Realized and unrealized (loss)/gain on oil and gas derivative instruments,” in the unaudited consolidated statements of operations (note 7).

(6) “Other” comprised of: (i) accrued demurrage costs of $0.6 million and $0.3 million for the nine months ended September 30, 2024 and 2023, respectively, which we recognized in the period in which the delay occurred; and (ii) release of deferred liquidated damages recognized prior to the commencement of the LTA of $0.4 million and $0.4 million for the nine months ended September 30, 2024 and 2023, respectively.

(7) Comprised of revenue earned from various ship management, administrative and vessel operation and maintenance services we provide to external customers.

(8) In August 2022, we entered into a development agreement with Snam to provide drydocking, site commissioning and hook-up services for the Italis LNG (formerly known as Golar Tundra) (the “Development Agreement”), which it acquired from us in May 2022. The Development Agreement includes contractual fixed payments recognized over the period of time that we provide the services to Snam. We completed the Development Agreement in May 2023 and recognized services revenue of $13.8 million during the nine months ended September 30, 2023.

Contract Assets and Liabilities

The following table represents our contract assets and liabilities balances as of:

(in thousands of $)	September 30, 2024	December 31, 2023
Contract assets	18,623	21,403

Current contract liabilities	(4,220)	(4,220)
Non-current contract liabilities	(3,183)	(6,276)
Total contract liabilities (1)	(7,403)	(10,496)

(in thousands of $)	September 30, 2024	December 31, 2023
Opening contract liability balance (2)(3)	(10,496)	(62,416)
Deferral of revenue (4)	—	(2,325)
Recognition of unearned revenue (1)(2)	3,093	44,104
Recognition of deferred revenue (3)(4)	—	10,141
Closing contract liability balance	(7,403)	(10,496)
(1) Included within “Total contract liabilities” is the deferred commissioning revenue in relation to the FLNG Hilli of $7.4 million as of September 30, 2024 (December 31, 2023: $10.5 million) (note 18 and 19). We expect to recognize liquefaction services revenue related to the partially unsatisfied performance obligation at the reporting date evenly over the remaining LTA contract term of two years.

(2) Due to a production shortfall of the FLNG Hilli for the 2022 contract year, we recognized a non-current contract liability for underutilization of $35.8 million which was fully unwound in 2023 following delivery of contract year 2023 annual LNG production.

(3) Pursuant to the Arctic SPA, upon receipt of a notice to proceed, we were to convert LNG carrier Golar Arctic to an FSRU which would lead to her eventual sale to Snam. The Arctic SPA included contractual fixed payments (recognized over the period of time that we would have provided the services to Snam). In June 2023, Snam’s option to issue the notice to proceed lapsed and in accordance with the Arctic SPA, we retained and recognized the first advance payment of $7.8 million and presented in “Other operating income” in the unaudited consolidated statements of operations.

(4) Included in “deferral of revenue” as of December 31, 2023 in the reconciliation of contract liabilities table above, is the deposit of $2.3 million received for the sale of the Gandria in May 2023, which subsequently completed in November 2023.

6.    EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share “EPS/(LPS)” is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS/(LPS) are as follows:

	Nine months ended September 30,
(in thousands of $)	2024	2023
Net income/(loss) net of non-controlling interests - continuing operations - basic and diluted	46,345	(14,239)
Net income net of non-controlling interests - discontinued operations - basic and diluted	—	293

The components of the denominator for the calculation of basic and diluted EPS/(LPS) are as follows:

	Nine months ended September 30,
(in thousands of $)	2024	2023
Basic:
Weighted average number of common shares outstanding	104,217	106,909

Dilutive:
Dilutive impact of share options and RSUs (1)	918	768
Weighted average number of common shares outstanding	105,135	107,677

EPS/(LPS) per share are as follows:

	Nine months ended September 30,
	2024	2023
Basic EPS/(LPS) from continuing operations	$0.44	$(0.13)
Diluted EPS/(LPS) from continuing operations (1)	$0.44	$(0.13)
Basic and diluted EPS from discontinued operations	$—	$—
(1) The effects of stock awards have been excluded from the calculation of diluted LPS from continuing operations for the nine months ended September 30, 2023 because the effects were anti-dilutive.

7. REALIZED AND UNREALIZED GAIN/(LOSS) ON OIL AND GAS DERIVATIVE INSTRUMENTS

The realized and unrealized gain/(loss) on the oil and gas derivative instruments is comprised of the following:

	Nine months ended September 30,
	2024	2023
Realized gain on FLNG Hilli’s oil derivative instrument	55,180	50,592
Realized mark-to-market (“MTM”) adjustment on commodity swap derivatives	37,079	64,809
Realized gain on FLNG Hilli’s gas derivative instrument	15,327	30,986
Realized gain on oil and gas derivative instruments	107,586	146,387

Unrealized loss on FLNG Hilli’s oil derivative instrument (note 16)	(44,904)	(4,407)
Unrealized MTM adjustment on commodity swap derivatives	(35,788)	(43,639)
Unrealized loss on FLNG Hilli’s gas derivative instrument (note 16)	(6,901)	(109,703)
Unrealized loss on oil and gas derivative instruments	(87,593)	(157,749)

Realized and unrealized gain/(loss) on oil and gas derivative instruments	19,993	(11,362)

The realized gain/(loss) on oil and gas derivative instruments results from monthly billings above the FLNG Hilli base tolling fee and the incremental capacity increase pursuant to respective LTA amendments, whereas the unrealized gain/(loss) on oil and gas derivative instruments results from movements in forecasted oil and natural gas prices and Euro/U.S. Dollar exchange rates.

8. OTHER NON-OPERATING LOSSES

Other non-operating losses are comprised of the following:

	Nine months ended September 30,
	2024	2023
Realized and unrealized MTM losses on investment in listed equity securities (1)	—	(62,308)
Dividend income from our investment in listed equity securities	—	9,823
Other non-operating losses	—	(52,485)
(1) During the nine months ended September 30, 2023, we sold 1.2 million shares of Class A NFE common shares (“NFE Shares”) at a price range between $36.90 and $40.38 per share for an aggregate consideration of $45.6 million which resulted to $62.3 million realized MTM losses. We also disposed of our remaining 4.1 million NFE Shares that were applied as partial consideration for the repurchase of 1,230 common units in Golar Hilli LLC (“Hilli LLC”) from NFE, which NFE acquired pursuant to the sale of our investment in Golar LNG Partners LP (“Golar Partners”) to NFE in April 2021. Following these transactions, we no longer hold any listed equity securities.

9.     (LOSS)/GAIN ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

(Loss)/gain on derivative instruments, net are comprised of the following:

(in thousands of $)	Nine months ended September 30,
	2024	2023
Unrealized MTM adjustment for IRS derivatives	(14,005)	3,307
Net interest income on undesignated interest rate swap (“IRS”) derivatives	5,359	6,008
(Loss)/gain on derivative instruments, net	(8,646)	9,315

Other financial items, net is comprised of the following:

(in thousands of $)	Nine months ended September 30,
	2024	2023
Financing arrangement fees and other related costs (1)	(4,398)	(900)
Foreign exchange gain/(loss) on operations	285	(1,444)
Amortization of debt guarantees (2)	1,210	1,544
Others	(261)	(257)
Other financials items, net	(3,164)	(1,057)
(1) Included within “Financing arrangement fees and other related costs” for the nine months ended September 30, 2024 is $4.4 million financial charges incurred by the FLNG Hilli's lessor VIE.
(2) “Amortization of debt guarantees” relates to guarantee fees earned for the provision of (i) charter guarantees to Energos and (ii) debt guarantees for certain of CoolCo's outstanding sale and leaseback debts, with outstanding principal amounts of $152.3 million.

10.    OPERATING LEASES

Rental income

The components of operating lease income were as follows:

	Nine months ended September 30,
(in thousands of $)	2024	2023
Operating lease income	6,101	15,439
Variable lease income (1)	2,749	750
Total operating lease income (2)	8,850	16,189
(1) “Variable lease income” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.
(2) Total operating lease income is presented in the unaudited consolidated statement of operations line item “Time and voyage charter revenues.”

11.     VARIABLE INTEREST ENTITIES (“VIEs”)

11.1 Lessor VIE

As of September 30, 2024, we leased one vessel from China State Shipbuilding Corporation entity (“CSSC entity”) as part of a sale and leaseback agreement. The CSSC entity is a special purpose vehicle owned by a third party (“Lessor SPV”) that we are required to consolidate under US GAAP. In this transaction, we sold our vessel, the FLNG Hilli and then subsequently leased back the vessel on a bareboat charter for an initial term of ten years. In June 2023, we entered into the fourth side letter to FLNG Hilli’s sale and leaseback facility which amended the reference rate to a Secured Overnight Financing Rate (“SOFR”) from London Interbank Offered Rate (“LIBOR”), reduced the margin and extended the tenor of the facility by 5 years to 2033. These amendments did not impact our total bareboat obligations. We still have the option to repurchase the vessel at a fixed predetermined amount during its charter period and an obligation to repurchase the vessel at the end of the vessel’s lease period.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charter with the lessor VIE as of September 30, 2024, is shown below:

(in thousands of $)	2024(1)	2025	2026	2027	2028	2029+
Hilli (2)	20,194	79,498	76,586	73,756	70,761	268,320
(1) For the three months ending December 31, 2024.

(2) The payment obligations above include contractual capital and variable rental payments due under the lease.

The assets and liabilities of the lessor VIE that most significantly impact our unaudited consolidated balance sheet as of September 30, 2024 and December 31, 2023, are as follows:

(in thousands of $)	September 30, 2024	December 31, 2023
Assets
Restricted cash and short-term deposits	17,463	18,085

Liabilities
Total debt (1):	(330,128)	(393,193)
Current portion of long-term debt and short-term debt	(281,647)	(299,576)
Long-term debt	(48,481)	(93,617)
(1) Where applicable, these balances are net of deferred finance charges.
The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the nine months ended September 30, 2024 and 2023 are as follows:

(in thousands of $)	2024	2023
Continuing operations
Statement of operations
Other financial items, net (note 9)	4,373	—
Interest expense	15,076	8,419

Statement of cash flows
Net debt repayments	(63,404)	(76,952)
Financing costs paid	—	(3,158)

11.2    Golar Hilli LLC

Hilli LLC owns Golar Hilli Corp. (“Hilli Corp”), the disponent owner of FLNG Hilli. The ownership interests in Hilli LLC are represented by three classes of units: the Hilli Common Units, the Series A Special Units and the Series B Special Units. We are the managing member of Hilli LLC and are responsible for all operational, management and administrative decisions relating to Hilli LLC’s business. We have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the FLNG Hilli and, as a result, we concluded that Hilli LLC is a VIE, that we are the primary beneficiary and that we consolidate both Hilli LLC and Hilli Corp.

As of September 30, 2024 and December 31, 2023, the ownership structure of Hilli LLC is as follows:

	Percentage ownership interest
	Hilli Common Units	Series A Special Units	Series B Special Units
Golar LNG Limited	94.6%	89.1%	89.1%
Seatrium	5.0%	10.0%	10.0%
B&V	0.4%	0.9%	0.9%

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC(1) that most significantly impact our unaudited consolidated balance sheets are as follows:

(in thousands of $)	September 30, 2024	December 31, 2023
Balance sheet
Current assets	87,322	70,461
Non-current assets	1,124,103	1,212,922
Current liabilities	(336,935)	(342,480)
Non-current liabilities	(67,738)	(125,094)
(1) Balances are inclusive of the Hilli Lessor VIE.

The most significant impact of the lessor VIE’s operations on our unaudited consolidated statements of operations and unaudited consolidated statements of cash flows for the nine months ended September 30, 2024 and 2023 are as follows:

(in thousands of $)	2024	2023
Statement of operations
Liquefaction services revenue	168,563	172,985
Realized and unrealized gain/(loss) on oil and gas derivative instruments	19,993	(11,362)

Statement of changes in equity
Additional paid-in capital (1)	—	(251,249)
Non-controlling interest	—	34,309

Statement of cash flows
Reacquisition of common units in Hilli LLC	—	(100,047)
Net debt repayments	(63,404)	(76,952)
Financing costs paid	—	(3,158)
Cash dividends paid	(7,935)	(19,913)
(1) In March 2023, we repurchased the 1,230 Hilli Common Units, held by Golar Partners from NFE which represents an increase in our ownership interest in Hilli LLC while control is retained. Consequently, a loss of $251.2 million was recorded in equity.

11.3    Gimi MS Corporation

Following the closing of the sale of 30% of the common shares of Gimi MS Corporation (“Gimi MS”) to First FLNG Holdings in April 2019, we have determined that (i) Gimi MS is a VIE and (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impact our unaudited consolidated balance sheets are as follows:

(in thousands of $)	September 30, 2024	December 31, 2023
Balance sheet
Current assets	95,141	17,359
Non-current assets	1,759,711	1,702,148
Current liabilities	(194,017)	(168,370)
Non-current liabilities	(546,775)	(585,678)

The most significant impact of Gimi MS VIE’s operations on our unaudited consolidated statements of cash flows for the nine months ended September 30, 2024 and 2023 are as follows:

	Nine months ended September 30,
(in thousands of $)	2024	2023
Statement of cash flows
Additions to asset under development	142,582	179,538
Capitalized financing costs	(921)	(1,492)
Net debt receipts	—	95,000
Net debt repayments	(14,583)	—
Proceeds from subscription of equity interest	40,491	51,106

12.     RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	September 30, 2024	December 31, 2023
Restricted cash in relation to the FLNG Hilli (1)	60,982	60,996
Restricted cash and short-term deposits held by lessor VIE (2)	17,463	18,085
Restricted cash relating to the LNG Hrvatska O&M Agreement (3)	12,568	12,083
Restricted cash relating to office lease	1,012	1,081
Total restricted cash and short-term deposits	92,025	92,245
Less: Amounts included in current restricted cash and short-term deposits	(17,463)	(18,115)
Non-current restricted cash	74,562	74,130
(1) In November 2015, in connection with the issuance of a $400 million letter of credit (“LC”) by a financial institution to the Customer of the FLNG Hilli, we recognized an initial cash collateral of $305.0 million to support the FLNG Hilli performance guarantee. Under the provisions of the LC, the terms allow for a stepped reduction in the value of the guarantee over time and a corresponding reduction to the cash collateral requirements. In May 2021, the FLNG Hilli had achieved 3.6 million tonnes of LNG production, reducing the LC to $100.0 million and the cash collateral to $61.0 million as of September 30, 2024. The cash collateral is expected to be restricted until the end of the LTA term.

In November 2016, after we satisfied certain conditions precedent, the LC originally issued with an initial expiration date of December 31, 2018, was re-issued and automatically extends, on an annual basis, until the tenth anniversary of the acceptance date of the FLNG Hilli, unless the bank exercises its option to exit from the arrangement by giving a three months’ notice prior to the next annual renewal date.

(2) These are amounts held by lessor VIE that we are required to consolidate under U.S. GAAP into our financial statements (note 11).

(3) In connection with the LNG Hrvatska O&M Agreement, we are required to maintain two performance guarantees, one in the amount of $9.7 million (€9.1 million) and one in the amount of $1.3 million, both of which will remain restricted, inclusive of accrued interest, throughout the 10-year term until December 2030.

13.    OTHER CURRENT ASSETS

Other current assets consist of the following:

(in thousands of $)	September 30, 2024	December 31, 2023
Receivable from bp (1)	70,033	—
LOA prepayments (2)	22,598	—
MTM asset on TTF linked commodity swap derivatives (note 20)	12,291	48,079
Interest receivable from money market deposits and bank accounts (note 20)	3,191	3,929
Prepaid expenses	2,921	2,292
Inventories	2,334	1,990
Receivable from IRS derivatives	2,124	2,461
MTM asset on IRS derivatives (note 20)	1,007	2,697
Receivable from TTF linked commodity swap derivatives	—	7,581
Others	7,536	2,968
Other current assets	124,035	71,997
(1) Pertains to outstanding balance receivable from BP Mauritania Investments Limited (“bp”) as of September 30, 2024.
(2) As further discussed in note 14.3, in August 2024 we agreed to a simplification of pre-COD contractual cash flows pursuant to the LOA. Pre-COD contractual cash flows are generally considered prepayments pursuant to the LOA, an agreement that contains a lease. These prepayments comprise prepaid rent (amounts paid/payable by bp to Gimi MS) or lease incentives (amounts paid/payable by Gimi MS to bp). These LOA Prepayments are deferred until lease commencement on COD and are presented on a net basis because these amounts arise from the same contract, which also provides for a contractual right of offset. LOA prepayments as of September 30, 2024 comprised of:
•$81.6 million receivable from bp for the period from January 10, 2024 to September 30, 2024, pursuant to the Amendment Deed;
•$5.7 million receivable/prepayments from bp for temporary crew accommodation arrangements prior to commencement of accelerated commissioning; and
•Offset by $109.9 million total liquidated damages that were paid by Gimi MS to bp for the period from March 17, 2023 to January 9, 2024 (the day prior to arrival at the GTA Hub’s operating boundary on January 10, 2024), pursuant to the Settlement Deed.

14.    ASSETS UNDER DEVELOPMENT

	September 30, 2024			December 31, 2023
(in thousands of $)	FLNG Gimi	MKII FLNG (1)	Total	FLNG Gimi	MKII FLNG	Total
Opening asset under development balance	1,562,828	—	1,562,828	1,152,032	—	1,152,032
Transferred from other non-current assets (note 16)	—	255,288	255,288	—	—	—
Additions	104,962	29,120	134,082	338,327	—	338,327
Interest costs capitalized	67,523	—	67,523	72,469	—	72,469
Closing asset under development balance	1,735,313	284,408	2,019,721	1,562,828	—	1,562,828
(1) On September 17, 2024, we entered into an EPC agreement for a MK II FLNG. The entry into the binding EPC reinforces the likelihood of the MKII FLNG conversion to be virtually certain to occur, consequently all MKII FLNG costs previously classified as "Other non-current assets" were reclassified to "Assets under development" on the unaudited consolidated balance sheets.
Transfers from "Other non-current assets" include amounts capitalized as at June 30, 2024 of $215.6 million and additional amounts capitalized during the quarter from July 1, 2024 to September 17, 2024 of $39.7 million. Costs incurred after this date have been presented as additions to MKII FLNG asset under development.

14.1. Gimi conversion financing

The aggregate conversion cost including financing costs is approximately $1.7 billion of which $700.0 million is funded by the Gimi facility (note 18). As of September 30, 2024, the estimated timing of the outstanding payments is as follows:

(in thousands of $)
Period ending December 31,
2024 (1)	55,916
2025	157,960
Total	213,876
(1) For the three months ending December 31, 2024.

14.2. Gimi LOA

In February 2019, Gimi MS entered into a Lease and Operate Agreement with bp, Gimi MS and our subsidiary Golar MS Operator S.A.R.L. (the “LOA”). The LOA provides for the construction and conversion of LNG carrier Gimi to an FLNG, transit, mooring and connection to the upstream project infrastructure (of which bp is the appointed operator), commissioning with the upstream facilities including its floating production, storage and offloading vessel (“FPSO”), completing specified acceptance tests, followed by 20 years of commercial operations, commencing on commercial operations date (“COD”).

FLNG Gimi’s departure from the shipyard was postponed from March 2023 to November 2023 to allow for further vessel completion, pre-commissioning and testing work to be completed in the shipyard prior to departure, considering that skills and resources were more accessible in Singapore at the time. FLNG Gimi arrived at the GTA Hub's operating boundary on January 10, 2024 and was securely moored to the Hub on February 20, 2024.

We and bp are required to meet various contractual delivery schedules with delays resulting in contractual prepayments between the parties in advance of COD. Following COD, we will operate and maintain FLNG Gimi and make her capacity exclusively available for the liquefaction of natural gas from the GTA Project and offloading of LNG produced for a period of 20 years. Post COD, the contractual dayrate is comprised of capital and operating elements.

14.3. Gimi LOA amendment and pre-commissioning contractual cash flows

As a result of project delays, pre-commissioning contractual cash flows commenced in March 2023.

On August 3, 2024, we entered into an agreement to resolve the pre-existing LOA contract interpretation dispute with bp (the “Settlement Deed”). The Settlement Deed waives specified amounts payable and receivable between bp and Gimi MS and is also considered full and final settlement of the previously-announced arbitration proceedings that we commenced in August 2024 relating to the Project Delay Payments.

On August 3, 2024, we also entered into an amendment to the LOA (“the Amendment Deed”) between the parties to the LOA. The Amendment Deed primarily re-aligns the parties towards reaching COD for the GTA Project. The Amendment Deed introduces accelerated commissioning, which commenced on October 14, 2024 whereby commissioning of FLNG Gimi commenced utilizing boil off gas from an LNG cargo procured by bp, prior to the availability of gas from the FPSO. The Amendment Deed also simplifies the pre-COD contractual cash flows, introducing a step-up mechanism for daily payments, which are tied to project milestones pre-COD, secured by defined long-stop dates, with the potential to lump sum bonus payments upon the achievement of certain project milestones. These amounts will be deferred on the balance sheet until COD, refer to note 13 “Other Current Assets”. The Amendment Deed also introduces limited changes post-COD, most notably a reduction to base capacity from 2.45 mtpa to 2.40 mtpa for the 20 years period.

14.4 MKII EPC

On September 17, 2024, Golar's board of directors approved for Golar to enter into an EPC agreement with CIMC Raffles (“CIMC”) for a MKII FLNG with an annual liquefaction capacity of 3.5 mtpa. Under the agreement with CIMC, Black & Veatch will provide its licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the FLNG topsides and liquefaction process, similar to Black & Veatch’s role in the construction of Golar’s existing assets, the FLNG Hilli and FLNG Gimi.

The total budget for the MK II FLNG conversion is estimated at $2.2 billion, inclusive of the donor vessel (Fuji LNG), yard supervision, spares, crew, training, contingencies, initial bunker supply and voyage related costs to deliver the FLNG to its operational site, excluding financing costs. The MK II FLNG is expected to be delivered in Q4 2027.

14.5 MKII conversion costs

As of September 30, 2024, the estimated timing of the outstanding payments is as follows:

(in thousands of $)
Period ending December 31,
2024 (1)	190,184
2025	598,362
2026	438,811
2027	428,908
2028	264,101
Total	1,920,366
(1) For the three months ending December 31, 2024.

15.     EQUITY METHOD INVESTMENTS

	Nine months ended September 30,
(in thousands of $)	2024	2023
Share of net losses of Avenir LNG Limited (“Avenir”)	(3,523)	(3,969)
Share of net income of CoolCo	—	1,491
Share of net income of other equity method investments	754	376
(Loss)/gain on disposal (1)	(518)	823
Net losses from equity method investments	(3,287)	(1,279)

The carrying values of our equity method investments as of September 30, 2024 and December 31, 2023 are as follows:

(in thousands of $)	September 30, 2024	December 31, 2023
Avenir	32,994	35,729
Logística e Distribuição de Gás S.A. (“LOGAS”)	8,027	9,261
Egyptian Company for Gas Services S.A.E (“ECGS”)	5,634	5,237
Aqualung Carbon Capture AS (“Aqualung”)	2,083	2,244
MGAS Comercializadora de Gás Natural Ltda. (“MGAS”) (2)	—	1,511
Equity method investments	48,738	53,982
(1) In March 2023, we sold 4.5 million of our CoolCo shares at NOK 130/$12.60 per share for net consideration of $56.1 million, inclusive of $0.1 million fees. As of September 30, 2024, following the sale of our CoolCo shares, we retain one common share in CoolCo which is required by debt covenants relating to the guarantees we continue to provide CoolCo. The gain on disposal of $0.8 million is included in the unaudited consolidated statement of operations line-item “Net losses from equity method investments.”
(2) In May 2024, Macaw Energies Brasil Serviços de Gás Natural Ltda, our wholly owned subsidiary, completed the disposal of its 51% equity interest in MGAS for a consideration of $0.8 million (BRL4.25 million). This resulted in a loss on disposal of $0.5 million which is included in the unaudited consolidated statement of operations line-item “Net income/(losses) from equity method investments.”

16.     OTHER NON-CURRENT ASSETS

Other non-current assets are comprised of the following:

(in thousands of $)	September 30, 2024	December 31, 2023
Oil derivative instrument (note 7 and 20)	61,044	105,948
Gas derivative instrument (note 7 and 20)	46,762	53,663
MTM asset on IRS derivatives (note 20)	24,376	36,690
Pre-operational assets (1)	8,241	189,023
Operating lease right-of-use-assets (2)	7,515	7,386
Others (3)	1,117	107,096
Other non-current assets	149,055	499,806
(1) “Pre-operational assets” comprised of:
•In September 2024, we entered into an EPC agreement for MK II FLNG. The entry into the EPC reinforces the likelihood of the MKII FLNG conversion to be virtually certain to occur; consequently all MKII costs previously classified as “Other non-current assets” were reclassified to “Assets under development” of the unaudited consolidated balance sheets.
•In March 2024, we completed the acquisition of the Fuji LNG, for total consideration of $77.5 million. Consequently, the deposit for the donor vessel of $15.5 million was reclassified from “Other non-current assets” to “Vessels and equipment, net” of the unaudited consolidated balance sheets.
•Macaw's flare to gas mobile kit (“F2X”) project capitalized engineering and other directly attributable costs of $8.2 million (December 31, 2023: $4.4 million).
(2) “Operating lease right-of-use-assets” mainly comprised of our office leases in London and Oslo.
(3) Included within “Others” as of September 30, 2024 and December 31, 2023 were LOA prepayments in relation to the Gimi LOA of $nil and $105.4 million, respectively. Since June 30, 2024, the LOA prepayments have been reclassified to “Other current assets” in alignment with the FLNG Gimi’s expected COD in mid-2025.

17.    DEBT

As of September 30, 2024 and December 31, 2023, our debt was as follows:

(in thousands of $)	September 30, 2024	December 31, 2023
Gimi facility (note 14.1)	(615,417)	(630,000)
2021 Unsecured Bonds	(189,623)	(199,869)
2024 Unsecured Bonds	(300,000)	—
Golar Arctic facility	(9,118)	(14,589)
Subtotal (excluding lessor VIE debt)	(1,114,158)	(844,458)
CSSC VIE debt - FLNG Hilli facility (1)	(332,721)	(396,125)
Total debt (gross)	(1,446,879)	(1,240,583)
Less: Deferred financing costs	24,480	23,853
Total debt, net of deferred financing costs	(1,422,399)	(1,216,730)

At September 30, 2024, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt (2)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	(64,283)	(281,647)	(345,930)
Long-term debt	(1,027,988)	(48,481)	(1,076,469)
Total	(1,092,271)	(330,128)	(1,422,399)
(1) These amounts relate to a certain lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate into our financial statements as a VIE (note 11).

2024 Unsecured Bonds

In September 2024, we issued our $300.0 million senior unsecured bonds in the Nordic bond market (“2024 Unsecured Bonds”). The 2024 Unsecured Bonds will mature in September 2029 and bear interest at 7.75% per annum. The net proceeds from the 2024 Unsecured Bonds will be used to fund existing debt maturities, capital expenditures and general corporate purposes.

Contemporaneous with the closing of the 2024 Unsecured Bonds, we repurchased $10.3 million of the 2021 Unsecured Bonds at 101.25% of par, for a total consideration of $10.7 million, inclusive of $0.3 million accrued interest.

18.     OTHER CURRENT LIABILITIES

Other current liabilities are comprised of the following:

(in thousands of $)	September 30, 2024	December 31, 2023
Day 1 gain deferred revenue - current portion (1) (note 19)	(12,783)	(12,783)
Deferred revenue	(5,398)	(4,220)
Current portion of operating lease liability	(1,578)	(1,462)
Other payables (2)	(10,605)	(32,485)
Other current liabilities	(30,364)	(50,950)
(1) Current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 5). As of September 30, 2024, the Day 1 gain deferred revenue - current portion relating to FLNG Hilli’s oil and gas derivative instruments is $10.0 million and $2.8 million, respectively (December 31, 2023: $10.0 million and $2.8 million).
(2) Included in “Other payables” as of September 30, 2024 and December 31, 2023 is pre-commissioning contractual cash flow in relation to the Gimi LOA of $nil and $30.5 million respectively (note 14).

19.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities are comprised of the following:

(in thousands of $)	September 30, 2024	December 31, 2023
Pension obligations	(21,711)	(23,471)
Day 1 gain deferred revenue (1)	(9,765)	(19,179)
Non-current portion of operating lease liabilities	(6,033)	(5,881)
Deferred commissioning period revenue (2)	(3,183)	(6,276)
Other payables (3)	(7,068)	(6,793)
Other non-current liabilities	(47,760)	(61,600)
(1) Non-current portion of Day 1 gain deferred on initial recognition of the oil and gas derivative instruments embedded in the LTA (note 7). As of September 30, 2024, the non-current portion of the Day 1 gain deferred revenue relating to FLNG Hilli’s oil and gas derivative instruments is $7.5 million and $2.3 million, respectively (December 31, 2023: $14.8 million and $4.4 million).

(2) The Customer’s billing during the commissioning period, prior to vessel acceptance and commencement of the LTA, which is considered an upfront payment for services. These amounts billed are recognized as part of “Liquefaction services revenue” in the unaudited consolidated statements of operations evenly over the LTA contract term, with this commencing on the Customer’s acceptance of the FLNG Hilli. The current portion of deferred commissioning period billing is included in “Other current liabilities” (note 18).

(3) Included in “Other payables” as of September 30, 2024 and December 31, 2023 is an asset retirement obligation of $6.3 million and $6.0 million, respectively. The corresponding mooring asset of $4.7 million is recorded within “Vessels and equipment, net” in the unaudited consolidated balance sheets.

20.     FINANCIAL INSTRUMENTS

Fair values
We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at September 30, 2024 and December 31, 2023 are as follows:

		September 30, 2024		December 31, 2023
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents (1) (2)	Level 1	732,062	732,062	679,225	679,225
Restricted cash and short-term deposits (1)	Level 1	92,025	92,025	92,245	92,245
Trade accounts receivable (3)	Level 1	28,258	28,258	38,915	38,915
Interest receivable from money-market deposits and bank accounts (3)	Level 1	3,191	3,191	3,929	3,929
Receivable from TTF linked commodity swap derivatives (3)	Level 1	—	—	7,581	7,581
Receivable from IRS derivatives (3)	Level 1	2,124	2,124	2,461	2,461
Trade accounts payable (3)	Level 1	(73,695)	(73,695)	(7,454)	(7,454)
Current portion of long-term debt and short-term debt (3) (4) (5)	Level 2	(349,522)	(349,522)	(343,781)	(343,781)
Long-term debt (4) (5)	Level 2	(907,734)	(907,734)	(696,933)	(696,933)
Long-term debt - 2021 Unsecured Bonds (4) (6)	Level 1	(189,623)	(191,595)	(199,869)	(197,906)
Derivatives:
Oil and gas derivative instruments (7)	Level 2	107,806	107,806	159,611	159,611
Asset on IRS derivatives (8)	Level 2	25,383	25,383	39,387	39,387
Asset on TTF linked commodity swap derivatives (8)	Level 2	12,291	12,291	48,079	48,079
(1) These instruments carrying value are highly liquid and deemed reasonable estimates of fair value.

(2) Included within cash and cash equivalents of $732.1 million and $679.2 million are $505.3 million and $481.7 million held in short-term money-market deposits as of September 30, 2024 and December 31, 2023, respectively. During the nine months ended September 30, 2024 and 2023, we earned interest income on short-term money-market deposits of $18.6 million and $26.6 million, respectively.

(3) These instruments are considered to be equal to their estimated fair value because of their near term maturity.

(4) Our debt obligations are recorded at amortized cost. The amounts presented in the table above are gross of the deferred financing costs of $24.5 million and $23.9 million at September 30, 2024 and December 31, 2023, respectively.

(5) The estimated fair values for both the floating long-term debt and short-term debt are considered to be equal to the carrying value since they bear variable interest rates, which are adjusted on a quarterly basis.

(6) The estimated fair values of our 2021 Unsecured Bonds are based on their quoted market prices as of the balance sheet date. The 2024 Unsecured Bonds are yet to be listed with the Oslo Børs.

(7) The fair value of the oil and gas derivative instruments is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil and gas prices moving above the contractual floor price over the remaining term of the LTA. Significant inputs used in the valuation of the oil and gas derivative instruments include the Euro/U.S. Dollar exchange rates based on the forex forward curve for the gas derivative instrument and management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.

(8) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the balance sheet date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. The credit exposure of certain derivative instruments is represented by the fair value of contracts with a positive value at the end of each period, reduced by the effects of master netting arrangements.

As of September 30, 2024, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for SOFR as summarized below:

Instrument	Notional value (in thousands of $)	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	528,750	March 2025 to November 2029	1.93% - 2.37%

Commodity price risk management

Although the LTA bills at a base rate of $60.00 per barrel over the contract term for 1.2 million tonnes out of the base capacity of 1.44 million tonnes of LNG, we bear no downside risk to the movement of oil prices should the oil price move below $60.00. Pursuant to LTA Amendment 3, the remaining 0.2 million tonnes of LNG is linked to the TTF index and the Euro/U.S. Dollar foreign exchange movements.

We have entered into commodity swaps to economically hedge our exposure to a portion of FLNG Hilli’s tolling fee that is linked to the TTF index, by swapping variable cash receipts that are linked to the TTF index for anticipated future production volumes with fixed payments from our TTF swap counterparties. We have entered into master netting agreements with our counterparties and are subject to nominal credit risk as these transactions are settled on a daily margin basis with investment-grade institutions.

Instrument	Notional quantity (MMBtu)	Maturity date	Fixed price/MMBtu
Commodity swap derivatives:
Receiving fixed, pay floating	403,251	December 2024	$51.20
Receiving floating, pay fixed	403,251	December 2024	$20.55

21.    RELATED PARTY TRANSACTIONS

a) Transactions with existing related parties:

Amounts due from related parties as of September 30, 2024 and December 31, 2023 consisted of the following:

(in thousands of $)	September 30, 2024	December 31, 2023
First FLNG Holdings (“FFH”) (1)	13,384	—
Avenir (2)	7,632	7,312
(1) First FLNG Holdings - In August 2024, we granted a shareholder loan to FFH, through Gimi MS, for maximum amount of $20.0 million to enable FFH to fund its portion of Gimi MS’s funding requirements. The shareholder loan is repayable on December 31, 2024 and bears an interest rate of 12% per annum, compounded monthly. As of September 30, 2024, $13.2 million was drawn by FFH and interest of $0.2 million was accrued for the nine months ended September 30, 2024.
(2) Avenir - Non-current amounts due from Avenir are comprised primarily of unpaid debt guarantee fees, a revolving shareholder loan principal and related accrued interest and fees.
In 2021, we granted a revolving shareholder loan to Avenir with an original maturity of October 2024, which was subsequently extended to November 2025. The shareholder loan bears a fixed interest rate of 7%. As of September 30, 2024, the shareholder loan of $5.3 million is fully drawn and the total interest receivable amounted to $0.3 million and $0.2 million for the nine months ended September 30, 2024 and 2023, respectively. Avenir also entered into agreements to compensate Golar in relation to the provision of certain debt guarantees relating to Avenir and its subsidiaries, amounting to $0.1 million and $0.1 million for the nine months ended September 30, 2024 and 2023.

b) Transactions with former related parties

Following the sale of our CoolCo shares in March 2023, CoolCo ceased to be a related party and subsequent transactions with CoolCo and its subsidiaries were treated as third-party transactions and settled under normal payment terms.

Summarized below are the transactions with CoolCo and its subsidiaries for the period from January 1, 2023 to March 2, 2023:

(in thousands of $)	Period ended January 1, 2023 to March 2, 2023
Management and administrative services revenue	588
Ship management fees expense	(333)
Debt guarantee fees	175
Commitment fees	21
Total	451

22.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	September 30, 2024	December 31, 2023
Book value of vessels secured against loans (1)	1,036,779	1,075,018
(1) This excludes the FLNG Gimi which is classified as “Assets under development” (note 14) and secured against its specific debt facility (note 17).

Capital Commitments

•FLNG conversion
We have agreed to contract terms for the conversion of a generic LNG carrier to an FLNG which is subject to certain payments and lodging of a full notice to proceed. We have also provided a guarantee to cover the sub-contractor’s obligations in connection with the conversion of the vessel. If we do not proceed with the conversion, we may be liable for certain termination payments.

•Macaw Energies
Our Board of Directors approved up to $30.0 million of expenditure for Macaw Energies, of which, the remaining commitment as of September 30, 2024 is $5.0 million.

23.    SUBSEQUENT EVENTS

Since September 30, 2024, the following non-recognized events have occurred:

•20-year FLNG deployment project with PAE

In July 2024, Golar and PAE entered into definitive agreements for a 20-year FLNG deployment project in Argentina. The project will tap into the Vaca Muerta shale deposit in the Neuquén Basin, the world's second largest shale gas formation and is expected to commence LNG exports within 2027. The definitive agreements are subject to the satisfaction of defined conditions precedent and works are progressing towards a Q1 2025 completion. In October 2024, PAE issued a reservation notice reserving the FLNG Hilli to the project. This reservation notice ends Golar’s option to nominate an alternative FLNG vessel to service the PAE contract.

•Dividends

In November 2024, we declared a dividend of $0.25 per share in respect of the three months ended September 30, 2024 to shareholders of record on November 25, 2024, which will be paid on or around December 2, 2024.